Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 10, 2026

VENSANA CAPITAL I, L.P.

By: Vensana Capital I GP, LLC
Its: General Partner

By: /s/ Steven Schwen
Name: Steven Schwen
Title: Chief Financial Officer

VENSANA CAPITAL I GP, LLC

By: /s/ Steven Schwen
Name: Steven Schwen
Title: Chief Financial Officer

*
Kirk Nielsen

*
Peter Justin Klein

*By: /s/ Steven Schwen
Name: Steven Schwen
Title: Attorney-in-Fact

*This Schedule 13G was executed pursuant to a Power of Attorney. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.